Rule 424(b)(3)
                                                                  No. 333-37657

                       CNL AMERICAN PROPERTIES FUND, INC.

         This Supplement is part of, and should be read in conjunction with, the Prospectus dated May 12, 1998 and the Prospectus Supplement dated June 25, 1998. Capitalized terms used in this Supplement have the same meaning as in the Prospectus unless otherwise stated herein.

                                  THE OFFERINGS

         Upon completion of its Initial Offering on February 6, 1997, the Company had received subscription proceeds of $150,591,765 (15,059,177 shares), including 59,177 shares ($591,765) issued pursuant to the Reinvestment Plan. Following the completion of its Initial Offering, the Company commenced its 1997 Offering of up to 27,500,000 shares and upon completion of such offering on March 2, 1998, had received subscription proceeds of $251,872,648 (25,187,265 shares), including 187,265 shares ($1,872,648) issued pursuant to the Reinvestment Plan. Net offering proceeds received by the Company from the Prior Offerings, after deduction of selling commissions, marketing support and due diligence expense reimbursement fees and offering expenses, totalled approximately $361,100,000. Following the completion of the 1997 Offering, the Company commenced this offering of up to 34,500,000 Shares. As of July 1, 1998, the Company had received subscription proceeds of $113,968,082 (11,396,808 Shares), including 182,829 Shares ($1,828,291) issued pursuant to the Reinvestment Plan in connection with this offering. Net offering proceeds received by the Company from this offering, after deduction of selling commissions, marketing support and due diligence expense reimbursement fees and offering expenses, totalled approximately $103,400,000. As of July 1, 1998, the Company had invested or committed for investment approximately $378,000,000 of aggregate net proceeds from its offerings in 310 Properties, in providing mortgage financing through Mortgage Loans, and in paying acquisition fees and certain acquisition expenses, leaving approximately $86,600,000 in aggregate net offering proceeds available for investment in Properties and Mortgage Loans.

                                    BUSINESS

PORTFOLIO ACQUISITIONS

         The Company has formed a special committee (the "Special Committee") consisting of the Independent Directors for the purposes of evaluating strategic alternatives designed to maximize long-term stockholder value. The Special Committee has retained the investment banking firms of Merrill Lynch, Pierce, Fenner & Smith, Incorporated and Smith Barney, Inc. to advise the Special Committee regarding its evaluation of strategic alternatives. Such strategic alternatives include, but are not limited to: (i) considering the acquisition (either for cash or securities of the Company) of existing portfolios consisting primarily of net-leased restaurant properties, both from unaffiliated third parties and from Affiliates of the Advisor; (ii) considering whether it would be beneficial for the Company to list its stock on a national stock exchange or on the automated quotation system of the National Association of Securities Dealers, and if so, when such listing should take place; (iii) considering whether it would be beneficial, in connection with listing, for the Company to become internally advised through the acquisition by the Company of the Advisor or an unaffiliated third party advisor; (iv) considering whether other CNL affiliated companies with businesses in the restaurant industry should also be acquired, and (v) in the event that it is deemed beneficial to list its stock on an exchange, evaluating whether it would be beneficial for the Company to engage in an underwritten public offering of its common stock concurrently with or shortly after it lists its shares. Any acquisition of a portfolio of properties from an Affiliate of the Advisor would be subject to the approval of the Special Committee and, depending upon the size of the potential acquisition, an opinion by a third party that the consideration proposed to be paid by the Company would be fair to the Company from a financial point of view. The Special Committee is expected to complete its evaluation and make a recommendation to the full Board of Directors by the end of July 1998.



July 9, 1998                                     Prospectus Dated May 12, 1998